K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111-2950 T 617.261.3100 F 617.261.3175

February 16, 2021

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention:	Jaea Hahn Christina DiAngelo Fettig

Re:	John Hancock Variable Insurance Trust (the “Trust”) — File No. 333-252075 Registration Statement on Form N-14

Dear Ms. Hahn and Ms. Fettig:

On behalf of the Trust, we submit this letter in response to comments received by telephone on February 1, 2021, from Christina DiAngelo Fettig of the accounting staff of the Securities and Exchange Commission (the “SEC”), and on February 9, 2021, from Jaea Hahn of the SEC disclosure review staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of each of Managed Volatility Growth Portfolio and Lifestyle Growth Portfolio, each a series of the Trust (the “Acquiring Funds”).  The Registration Statement was filed in connection with the reorganizations of (i) Managed Volatility Aggressive Portfolio with and into Managed Volatility Growth Portfolio and (ii) Lifestyle Aggressive Portfolio (together with Managed Volatility Aggressive Portfolio, the “Acquired Funds,” and together with the Acquiring Funds, the “Funds”) with and into Lifestyle Growth Portfolio, each also a series of the Trust (the “Reorganizations”). The Registration Statement was filed with the SEC on January 13, 2021, accession no. 0001133228-21-000093.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

With respect to the comments received from Ms. Hahn on February 9, 2021, the Trust responds as follows:

Contract Owner Letter

Comment 1 — Consider briefly explaining why the Acquired Funds are being reorganized (e.g., size of each fund, similar investment policies as the Acquired Funds, etc.).

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Response to Comment 1 — The Trust has included the following disclosure in the Contract Owner Letter:

The Board has approved each Reorganization and believes that each Reorganization will benefit shareholders of the applicable Acquired Fund noting that the amount of assets in each Acquired Fund is relatively modest and the Advisor has informed the Board that it anticipates that assets in each Acquired Fund will continue to decline.

Proxy/Prospectus

Comment 2 — Where appropriate in the Registration Statement, please discuss the potential alternatives for the Acquired Funds in the event that an Acquired Fund’s shareholders do not approve the Reorganization.

Response to Comment 2 — The Trust has included the following statement where appropriate:

If shareholders do not approve the Reorganization, the Board will take such action as it deems to be in the best interests of each Acquired Fund, which may include continuing to operate each Acquired Fund as a stand-alone fund, liquidating each Acquired Fund or such other options the Board may consider.

Comment 3 — On page 6, under the heading “Portfolio Re-Positioning,” please (i) clarify how re-positioning each Acquired Fund’s portfolio will cause the Acquired Fund to not comply with its investment policies, (ii) whether those policies are fundamental or non-fundamental investment policies, and (iii) whether there are any risks to each Acquired Fund’s shareholders associated with such non-compliance.

Response to Comment 3 — Upon further review, the Trust has determined that the referenced language is not applicable and it has been deleted.

Comment 4 — On page 6, and where appropriate, please clarify that each Acquired Fund will pay any brokerage commissions and other transaction costs in connection with its’s portfolio’s re-positioning.

Response to Comment 4 — The Registration Statement currently discloses that each Acquired Fund will pay any brokerage commissions and other transaction costs in connection with its portfolio’s re-positioning. However, the Trust has revised the abovementioned disclosure as follows:

The Managed Volatility Aggressive Portfolio will also pay any brokerage commissions and other transaction costs related to the Reorganization including costs associated with its re-positioning (as described above under “Portfolio Re-Positioning”). The aggregate estimated expenses of the Reorganization to be borne by Managed Volatility Aggressive

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Portfolio (consisting of brokerage commissions or other transaction costs, legal, accounting, printing, and solicitation and tabulation of proxies and portfolio trading costs), and the expected reduction in net asset value per share (in parentheses) are approximately $111,254 (less than $0.01 per share).

JHVTA will bear the expenses of the Reorganization of Lifestyle Aggressive Portfolio into Lifestyle Growth Portfolio other than any brokerage commission or other transaction costs, which will be borne by Lifestyle Aggressive Portfolio. As such, it is not expected that the Lifestyle Aggressive Portfolio will bear any expenses (other than brokerage commissions and other transaction costs as described above under “Portfolio Re-Positioning”) in connection with the Reorganization. The aggregate estimated expenses of the Reorganization, which consists of legal, accounting, printing, solicitation and tabulation of proxies totals $161,525.

Comments on Proposal 1

Comment 5 — On page 7, under the heading “Comparison of Acquired and Acquiring Funds,” please compare the risk return profile of the Acquired Fund and Acquiring Fund. For example, in the third paragraph under this section, please explain how each Fund seeks to limit volatility and limit exposure to equity securities.

Response to Comment 5 — The Trust has revised the abovementioned disclosure as follows:

The funds may employ a risk management strategy to attempt to manage the volatility of returns and limit the magnitude of portfolio losses. The risk management strategy may cause the fund’s economic exposure to equity securities, fixed-income securities and cash and cash equivalents (either directly or through investment in underlying funds or derivatives) to fluctuate, and during extreme market volatility, the fund’s economic exposure to either equity or fixed-income securities could be reduced to 0% and its economic exposure to cash and cash equivalents could increase to 100%. The funds differ in that the subadvisor to the Managed Volatility Growth Portfolio normally will seek to limit the fund’s exposure to equity securities (either directly or through investment in underlying funds or derivatives) (collectively “Equity Securities”) to no more than 77% and the subadvisor to the Managed Volatility Aggressive Portfolio will normally will seek to limit the fund’s exposure to Equity Securities to no more than 100%.

The funds also seek long term growth of capital while attempting to manage the volatility of returns and limit the magnitude of portfolio losses. The funds ~~also~~ differ in that the Managed Volatility Growth Portfolio seeks to limit the volatility of returns to a range of 11% to 13% (as measured by annualized standard deviation of the fund’s returns) whereas the Managed Volatility Aggressive Portfolio seeks to limit volatility of returns to a range of 15% to 18.5%. In seeking to manage the volatility of returns and limit the

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magnitude of portfolio losses, the funds may employ certain risk management techniques using derivative instruments and may reallocate assets among the equities, fixed-income securities, and cash and cash equivalents, as described in each fund’s principal investment strategy below. These derivatives may be used to increase or decrease the fund’s net equity exposure and will typically consist of stock index futures, but may also include stock index options, options on stock index futures, and stock index swaps. The funds may also employ risk management techniques using derivatives that may increase or decrease the fund’s exposure to certain types of fixed-income securities. These instruments may include government bond futures, swaps, and credit default swaps.

Comment 6 — On page 9, the staff notes that the Acquired Fund’s principal investment strategy provides that it may use cash and cash equivalents to manage the volatility of returns. Please clarify in narrative disclosure whether the Acquiring Fund may do the same. Please also clarify in narrative disclosure whether “Fixed-Income Funds” (as defined in the Acquiring Fund’s principal investment strategy) are different from “fixed-income securities” (as that term is used in the Acquired Fund’s principal investment strategy).

Response to Comment 6 — The Trust has included the following disclosure under the heading “Comparison of Acquired and Acquiring Funds”:

The funds’ risk management strategy may cause the fund’s economic exposure to equity securities, fixed-income securities and cash and cash equivalents (either directly or through investment in underlying funds or derivatives) to fluctuate, and during extreme market volatility, the fund’s economic exposure to either equity or fixed-income securities could be reduced to 0% and its economic exposure to cash and cash equivalents could increase to 100%. The subadvisor of each fund selects the percentage level to be maintained in specific equity securities, fixed-income securities, and cash and cash equivalents and may from time to time change the allocation to these investments or rebalance these holdings.

In addition, the Managed Volatility Aggressive Portfolio normally invests primarily in underlying Equity Funds, while the Managed Volatility Growth Portfolio normally invests primarily in underlying Equity Funds and underlying Fixed-Income Funds. However, the Managed Volatility Aggressive Portfolio may also invest in underlying Fixed-Income Funds.

Comment 7 — On page 11, under the heading “Principal Risks of Investing in the Funds,” please describe if the Funds share the same risk return profile.

Response to Comment 7 — The Trust has included the following disclosure under the heading “Comparison of the Acquired and Acquiring Funds”:

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Risk Adjusted Return (Sharpe Ratio) of Acquired and Acquiring Funds

The risk adjusted return (the return an investment provides given the level of risk) of the Managed Volatility Aggressive Portfolio and the Managed Volatility Growth Portfolio for the one-, three-, and five-year periods ended December 31, 2020, as measured by the Sharpe Ratio are:

Fund	One Year	Three Years	Five Years
Managed Volatility Aggressive Portfolio (Acquired Fund)	-0.19	0.09	0.42
Managed Volatility Growth Portfolio (Acquiring Fund)	-0.03	0.20	0.53

The Sharpe Ratio is a performance statistic that measures excess return per unit of risk, as defined by standard deviation.  A higher Sharpe ratio suggests better risk-adjusted performance.

Comments on Proposal 2

Comment 8 — On page 23, under the heading “Comparison of Acquired and Acquiring Funds,” please compare the risk return profile of the Acquired Fund and Acquiring Fund.

Response to Comment 8 — The Trust has included the following disclosure under the heading “Comparison of the Acquired and Acquiring Funds”:

Risk Adjusted Return (Sharpe Ratio) of Acquired and Acquiring Funds

The risk adjusted return (the return an investment provides given the level of risk) of the Lifestyle Aggressive Portfolio and the Lifestyle Growth Portfolio for the one-, three-, and five-year periods ended December 31, 2020, as measured by the Sharpe Ratio are:

Fund	One Year	Three Years	Five Years
Lifestyle Aggressive Portfolio (Acquired Fund)	0.60	0.50	0.73
Lifestyle Growth Portfolio (Acquiring Fund)	0.73	0.59	0.82

The Sharpe Ratio is a performance statistic that measures excess return per unit of risk, as defined by standard deviation.  A higher Sharpe ratio suggests better risk-adjusted performance.

Comment 9 — On page 24, under the heading “Principal Investment Strategies,” the staff notes that there is more detail about market capitalizations in the Acquiring Fund’s principal investment

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strategy. Please discuss in narrative disclosure the market capitalizations of the Acquired Fund’s investments and whether the Funds have comparable holdings in certain market sectors.

Response to Comment 9 — The Trust has included the following disclosure under the heading “Comparison of Acquired and Acquiring Funds”:

The Lifestyle Growth Portfolio may invest in various underlying funds that as a group hold a wide range of equity type securities including small-, mid- and large- capitalization stocks, domestic and foreign securities (including emerging market securities) and sector holdings such as utilities, science, and technology stocks. Similarly, the Lifestyle Aggressive Portfolio may invest in various underlying funds that as a group hold a wide range of equity type securities.

Comment 10 — On page 25, in the narrative accompanying the “Principal Investment Strategies” table, please discuss whether the Acquired Fund holds the same debt instruments in underlying funds. The staff notes that there is more detail in the Acquiring Fund’s disclosure.

Response to Comment 10 — The Trust has included the following disclosure under the heading “Comparison of Acquired and Acquiring Funds”:

Each of the Lifestyle Growth Portfolio and Lifestyle Aggressive Fund may invest in underlying funds that focus their investment strategy on fixed-income securities, which may include investment grade and below investment grade debt securities with maturities that range from short to longer term. The Lifestyle Growth Portfolio’s and Lifestyle Aggressive Portfolio’s fixed-income underlying funds collectively may hold various types of debt instruments such as corporate bonds and mortgage backed, U.S. and foreign government issued, domestic and international securities.

Comments on Both Proposals

Comment 11 — On page 37, under the heading “Board Consideration of the Reorganizations,” please discuss whether the Board considered any factors that weighed against the proposed Reorganizations.

Response to Comment 11 — The Trust respectfully notes that, based upon a review of a number of factors, including all of the factors specifically described under “Board Consideration of the Reorganizations,” the Board concluded that each Reorganization was in the best interests of the relevant Acquired Fund. Specifically, as noted in the second paragraph under “Board Consideration of the Reorganizations,” the Board considered “any direct and indirect costs to be incurred by the Acquired Funds as a result of the Reorganization.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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Comment 12 — On page 38, under the heading “Board Consideration of the Reorganizations,” consider highlighting the small size of the Acquired Funds as one of the reasons for the proposed Reorganizations.

Response to Comment 12 — The Trust notes that page 38 currently provides, with respect to each Acquired Fund, that the Board considered that “[t]he amount of assets in the [Acquiring Fund] is relatively modest and the Advisor has informed the Board that it anticipates that assets in the Fund will continue to decline.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 13 — On page 61, under the heading “Loan Participations,” please disclose that it may take longer than seven days for transactions in loans to settle, which means it could take a Fund significant time to receive money after settlement.  Please also address how the Funds intend to meet short-term liquidity needs, which may arise as a result of the longer settlement period.

Response to Comment 13 — The Trust will update the abovementioned disclosure at a future update of its registration statement.

Comment 14 — On page 61, the staff notes that some loans may pay interest based on LIBOR, which is expected to be discontinued.  Please disclose the risks relating to the discontinuation of LIBOR or explain why such risks are not a principal risk to the Funds.

Response to Comment 14 — The Trust will update the abovementioned disclosure at a future update of its registration statement.

With respect to the comments received from Ms. Fettig on February 1, 2021, the Trust responds as follows:

Contract Owner Letter

Comment 1 — Under the heading “The Reorganizations,” the staff notes the disclosure regarding which entities (i.e., John Hancock Variable Trust Advisers LLC (“JHVTA”) or each Fund) will bear the expenses of each Reorganization. Please disclose the rationale for allocating expenses in such manner.

Response to Comment 1 — The Trust has added the following disclosure in the Contract Owner Letter:

JHVTA is bearing the expenses of the Reorganization as noted above due to the low asset levels of the Lifestyle Aggressive Portfolio.

JHVTA is bearing one half the expenses of the Reorganization as noted above due to the low asset levels of the Managed Volatility Aggressive Portfolio.

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Comment 2 — The staff notes that each Reorganization will involve some re-positioning of the Acquired Fund’s portfolio. Accordingly, please include the parenthetical in the fifth paragraph under the heading “The Reorganizations,” i.e., “(after the payment of any costs related to the Reorganization)”, into the appropriate place in the sixth paragraph under the same heading.

Response to Comment 2 — The Trust has made the requested change.

Proxy/Prospectus

Comment 3 — For each Reorganization, please identify the accounting survivor.

Response to Comment 3 — The Trust has added the following disclosure at the end of the third paragraph under the heading “Supplemental Financial Information” in the SAI:

The Acquiring Fund will be the accounting survivor of the proposed reorganization and will also maintain the performance history of the Acquiring Fund at the closing of the Reorganization.

Comment 4 — On page 5, under the heading “Reasons for the Reorganizations,” please enhance the disclosure regarding why the Acquired Funds are being reorganized.  The staff notes relevant disclosure under the heading “Board Consideration of the Reorganizations” that could be included here.

Response to Comment 4 — The Trust has included the following disclosure under the abovementioned heading:

The Board has approved each Reorganization and believes that each Reorganization will benefit shareholders of the applicable Acquired Fund noting that the amount of assets in each Acquired Fund is relatively modest and the Advisor has informed the Board that it anticipates that assets in each Acquired Fund will continue to decline.

Comment 5 — On page 5, under the heading “Reasons for the Reorganizations,” the staff notes that the Reorganization is expected to result in a combined fund with a lower management fee.  The staff also notes that the Funds have the same management fee schedule. Please confirm whether the disclosure should be revised to state that the combined fund will have a lower “effective” management fee.

Response to Comment 5 — The Trust has revised the abovementioned disclosure as follows:

In addition, in the case of the Managed Volatility Aggressive Portfolio, the Reorganization is expected to result in a combined fund that has a lower effective management fee and lower total annual fund operating expenses (after the payment of

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any costs related to the Reorganization) than the management fee and total annual fund operating expenses of the Managed Volatility Aggressive Portfolio.

Comment 6 — On page 6, under “Portfolio Re-Positioning,” please quantify the re-positioning costs in basis points.

Response to Comment 6 — The Trust has made the requested change.

Comment 7 — On page 6, under the heading “Reorganization Expenses,” the staff notes that aggregate estimated expenses of the Reorganization to be borne by Managed Volatility Aggressive Portfolio are approximately $96,922.  The staff believes that amount does not include the re-positioning costs, despite the disclosure in the parenthetical that that it does.  The staff believes the total needs to be updated to $111,254, which is consistent with the total adjustments in the capitalization table.

Response to Comment 7 — The Trust agrees and has made the requested change.

Comment 8 — On page 6, under the heading “Reorganization Expenses,” the staff notes that aggregate estimated expenses of the Reorganization to be borne by Lifestyle Aggressive Portfolio are approximately $161,525. Please confirm whether that amount includes the re-positioning costs and adjust the disclosure accordingly.

Response to Comment 8 — The Trust confirms that the total amount mentioned in the second paragraph under “Reorganization Expenses” does not include repositioning costs.  Please note that the same paragraph references that JHVTA (the Advisor) “will bear any expenses (other than brokerage commissions and other transaction costs as described above under ‘Portfolio Re-Positioning’) in connection with the Reorganization.”

Comment 9 — On page 17, the staff notes that the first full paragraph provides that the expense ratios and examples do not reflect the fees and expenses of any variable contract that may use the Trust as its underlying investment option. Please add, as applicable, that the expense ratios and examples do not reflect expenses of the Reorganization that are paid by the Fund.

Response to Comment 9 — The Trust has made the requested change.

Comment 10 — On page 17, in the Annual Fund Operating Expenses table regarding Managed Volatility Growth Portfolio’s pro forma fee, the staff notes that the Funds’ currently effective prospectuses disclose a contractual waiver, but such contractual waivers are not disclosed in the Registration Statement.  The staff further notes that the fee table for the other Reorganization in the Registration Statement discloses the contractual waivers. Please confirm whether the contractual waiver should be shown here. If any changes are made to the fee tables, please update the expense examples as well as the introductory paragraph to the expense example to disclose that the example assumes the continuation of the contractual waiver.

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Response to Comment 10 — The contractual waiver regarding Managed Volatility Growth Portfolio’s pro forma fee was approved by the Fund’s Board of Directors and is set to expire on April 31, 2021.  As such, the contractual waiver was excluded from the pro forma tables as it would expire less than one year from the effective date of the Registration Statement.

Comment 11 — On page 18, the first paragraph under “Investment Management Fees/Subadvisory Arrangements” refers to the effective advisory fee rate charged to Managed Volatility Growth Portfolio. Please also refer to the effective management fee for Managed Volatility Aggressive.

Response to Comment 11 — The Trust has revised the abovementioned disclosure as follows:

Based on information for the 12-month period ended June 30, 2020, the effective advisory fee rate charged to Managed Volatility Growth Portfolio (0.20%), is lower than the effective advisory fee charged to Managed Volatility Aggressive Portfolio (0.27%).

Comment 12 — On page 18, under the heading “Investment Management Fees/Subadvisory Arrangements,” please consider comparing the contractual expense waivers as well as the investment management fees.

Response to Comment 12 — The Trust notes that the section of the Registration Statement entitled “Comparison of, and Effect on, Fund Operating Expenses” discloses any contractual fee and expense waivers of the Acquired and Acquiring Fund.  Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 13 — Please confirm in correspondence that fees represent current fees consistent with Item 3 of Form N-14.

Response to Comment 13 — The Trust confirms that fees represent current fees consistent with Item 3 of Form N-14.

Comment 14 — On page 31, in the introductory paragraph to the expense example table, the staff notes the disclosure regarding the assumption that each Fund’s operating expenses remain the same. However, the staff also notes that the fees reflect a year of contractual fee waivers.  Please update the disclosure accordingly.

Response to Comment 14 — The disclosure is consistent with the Trust’s other filings (including those on Form N-1A) when funds have an expense cap for only one year.  Net ratios would change following year one, but gross would remain constant.  Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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Comment 15 — On page 32, under the heading “Investment Management Fees/Subadvisory Arrangements,” please consider comparing the contractual expense waivers as well as the investment management fees.

Response to Comment 15 — Please see response to Comment 12 above.

Comment 16 — On page 32, under the heading “Investment Management Fees/Subadvisory Arrangements,” please disclose the effective advisory fee rates for both funds.

Response to Comment 16 — The Trust has revised the abovementioned disclosure as follows:

Based on information for the 12-month period ended June 30, 2020, the effective advisory fee rate charged to Lifestyle Growth Portfolio (0.04%), is lower than the effective advisory fee charged to Lifestyle Aggressive Portfolio, the Acquired Fund (0.12%).

Comment 17 — On page 37, under the heading “Reasons for the Reorganizations,” please enhance the disclosure regarding why the Acquired Funds are being reorganized.  The staff notes relevant disclosure under the heading “Board Consideration of the Reorganizations” that could be included under “Reasons for the Reorganizations.”

Response to Comment 17 — The Trust has included the following disclosure under the abovementioned heading:

The Board has approved each Reorganization and believes that each Reorganization will benefit shareholders of the applicable Acquired Fund noting that the amount of assets in each Acquired Fund is relatively modest and the Advisor has informed the Board that it anticipates that assets in each Acquired Fund will continue to decline.

Comment 18 — On page 37, under the heading “Reasons for the Reorganizations,” please disclose the effective advisory fee rates for both funds.

Response to Comment 18 — The Trust has revised the abovementioned disclosure as follows:

Based on information for the 12-month period ended June 30, 2020, the effective advisory fee rate charged to Managed Volatility Growth Portfolio (0.20%), is lower than the effective advisory fee charged to Managed Volatility Aggressive Portfolio (0.27%). Based on information for the 12-month period ended June 30, 2020, the effective advisory fee rate charged to Lifestyle Growth Portfolio (0.04%), is lower than the effective advisory fee charged to Lifestyle Aggressive Portfolio, the Acquired Fund (0.12%).

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Comment 19 — On page 37, under the heading “Reasons for the Reorganizations,” please refer to the “effective” management fee.

Response to Comment 19 — The Trust has revised the abovementioned disclosure as follows:

In addition, in the case of the Managed Volatility Aggressive Portfolio, the Reorganization is expected to result in a combined fund that has an effective lower management fee and lower total annual fund operating expenses (after the payment of any costs related to the Reorganization) than the effective management fee and total annual fund operating expenses of the Managed Volatility Aggressive Portfolio.

Comment 20 — On page 37, under the heading “Board Consideration of the Reorganizations,” the staff notes the disclosure regarding the Board’s consideration of other possible alternatives to the Reorganizations “including liquidation of the Acquired Fund.” The staff notes that this disclosure appears to be inconsistent with the disclosure on page 36 that states that if the reorganizations do not occur, the Board will consider other possible courses of action for the Fund, which may include changes in investment policies or portfolio management.

Response to Comment 20 — The Trust does not believe that the abovementioned disclosures are inconsistent. The disclosure on page 37 discusses the Board’s considerations in connection with approving the Reorganizations; the disclosure on page 36 discusses what the Board will consider if the Reorganizations are not approved by shareholders.  However, The Trust has included the below disclosure.

If shareholders do not approve the Reorganization, the Board will take such action as it deems to be in the best interests of each Acquired Fund, which may include, among other things, continuing to operate each Acquired Fund as a stand-alone fund, liquidating each Acquired Fund or such other options the Board may consider.

SAI — Supplemental Financial Information

Comment 21 — The staff notes that the table under the heading “Supplemental Financial Information” appears to show the pro forma schedule of investments after the changes to the portfolio have been made.  Please include a narrative description of the changes to the Acquired Fund’s portfolio.

Response to Comment 21 — The Trust has included the schedule of investments for the Funds before each Reorganization and pro forma after each Reorganization.  As the changes to the Acquired Fund’s portfolio are not material, the Trust does not believe it is required to include a narrative description of the changes.  Therefore, the Trust respectfully declines to make any changes in response to this comment, other than to include the schedule of investments for the Funds before each Reorganization.

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Comment 22 — The staff notes that some securities in the pro forma schedule of investments appear to have footnotes; however, no corresponding footnotes appear under the table. Please reconcile.

Response to Comment 22 — The Trust has corrected the footnotes.

_____________________________________________________

If you have any questions, please contact me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Betsy Anne Seel, Assistant Secretary of the Trust Harsha Pulluru, Assistant Secretary of the Trust

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Appendix A

Registration Statement Changed Pages